December 30, 2024

Jeffrey Walker
Chief Executive Officer
Alliance Entertainment Holding Corp
8201 Peters Road, Suite 1000
Plantation, Florida 33324

       Re: Alliance Entertainment Holding Corp
           Registration Statement on Form S-3
           Filed December 20, 2024
           File No. 333-283997
Dear Jeffrey Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Brad Shiffman